

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2012

<u>Via E-Mail</u>
Craig Newfield
Senior Vice President, General Counsel, and Secretary
Progress Software Corporation
14 Oak Park
Bedford, MA 01730

      Re: Progress Software Corporation
               Preliminary Proxy Statement on Schedule 14A
               Filed April 6, 2012
               File No. 033-41752

Dear Mr. Newfield:

      We note from your Form 8-K filed on May 7, 2012, Starboard Value and Opportunity Master Fund Ltd notified you that Starboard withdrew its slate of nominees for election to your board of directors. Given that the proxy contest has ended, we have no further comments on your filing at this time. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Maryse Mills-Apenteng

                                Maryse Mills-Apenteng
                                Special Counsel